UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 1

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CKX, INC.

(Name of Subject Company—(Issuer))

COLONEL HOLDINGS, INC.

COLONEL UK HOLDINGS LIMITED

COLONEL OFFEROR SUB, LLC

COLONEL MERGER SUB, INC.

(Names of Filing Persons—(Offerors))

APOLLO MANAGEMENT VII, L.P.

(Names of Filing Persons—(Other Person(s))

SCHEDULE 13E-3/A

Amendment No. 1

(Rule 13e-3)

Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

CKX, INC.

(Name of Subject Company—(Issuer))

COLONEL HOLDINGS, INC.

COLONEL UK HOLDINGS LIMITED

COLONEL OFFEROR SUB, LLC

COLONEL MERGER SUB, INC.

APOLLO MANAGEMENT VII, L.P.

(Names of Persons—Filing Statements)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12562M106

(CUSIP Number of Class of Securities)

John J. Suydam
Apollo Management VII, L.P.
9 West 57th Street, 43rd Floor
New York, New York 10019
Telephone: (212) 515-3200

James Schwab
Neil Goldman
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Telephone: (212) 373-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$511,409,101.50	$59,375.00

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 92,613,473 shares of common stock, par value $0.01 per share, at $5.50 per share. The transaction value also includes the aggregate offer price for 370,000 shares of common stock estimated to be issuable pursuant to outstanding options with an exercise price less than $5.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $5.50 minus the weighted average exercise price of such options.
**	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2011 issued by the SEC, effective December 27, 2010, by multiplying the Transaction Value by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$59,375.00

Form or
Registration No.:	Schedule TO - T

Filing Party:	Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley

Date Filed:	May 17, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement and Transaction Statement filed on Schedule TO (the “Schedule TO”) filed on May 17, 2011 by Colonel Holdings, Inc., a Delaware corporation, Colonel UK Holdings Limited, a United Kingdom private limited company, Colonel Offeror Sub, LLC, a Delaware limited liability company (“Offeror”), Colonel Merger Sub, Inc., a Delaware corporation, Apollo Management VII, L.P., a Delaware limited partnership, CKx, Inc., a Delaware corporation and the issuer of common stock that is subject to the transaction (“CKx”), Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley. The Schedule TO relates to the offer by Offeror to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of CKx, at a purchase price of $5.50 per share, net to the seller in cash, without interest and subject to deduction for any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated May 17, 2011 (the “Offer to Purchase”) and the related letter of transmittal, as they may be amended or supplemented from time to time.

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 1, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO filed on May 17, 2011.

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Item 11: Additional Information

Regulation M-A Item 1011

The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 14 (“Certain Legal Matters; Regulatory Approvals”) is amended and supplemented as follows:

The information set forth under the heading “Litigation” is hereby replaced in its entirety with the following:

Three lawsuits have been initiated on behalf of a putative class of public stockholders of CKx concerning the Offer and the Merger, two of them in the Court of Chancery of the State of Delaware, styled Nierenberg v. CKx, Inc., et al. (C.A. No. 5545-CC) and Vanwhy v. CKx, Inc., et al. One or both of these lawsuits name as defendants CKx, its current directors, Parent, Merger Sub and Apollo Global Management, LLC and Apollo Global Management VII, L.P. and, in one case, Mr. Sillerman. The complaints allege, among other things, that certain defendants breached their fiduciary duties in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement by failing to obtain fair consideration for CKx’s stockholders and approving terms in the Merger Agreement that are allegedly unfair to public stockholders. One or both of the complaints further allege that CKx, Parent, Merger Sub, Apollo Global Management, LLC and Apollo Global Management VII, L.P. and, in one case, Mr. Sillerman aided and abetted those alleged breaches of duty. The complaints seek, among other things, certification of a class consisting of owners of Common Shares, an order preliminarily and permanently enjoining the proposed transaction, a judgment directing the individual defendants to take all appropriate and necessary steps to maximize stockholder value, an accounting by the defendants to plaintiff for all damages allegedly caused by them, rescission of the transaction with Parent and Merger Sub if it is consummated and setting it aside or awarding compensatory and/or rescissory damages, and attorneys’ fees and expenses and, in one case, an order requiring the disclosure of all material information necessary for CKx’s unaffiliated stockholders to make an informed decision whether to tender their Common Shares. As of the date of this filing, for procedural reasons, the Vanwhy complaint had not yet been accepted by the Court of Chancery of the State of Delaware. CKx and the other defendants believe the plaintiffs’ allegations lack merit, and will contest them vigorously.

The third lawsuit, styled Leone v. Edwin M. Banks, et al (No. 650538/2010), is pending in the Supreme Court of the State of New York and names CKx, Apollo Global Management, LLC, Parent, Merger Sub, Offeror and Mr. Sillerman as defendants in addition to the current members of the CKx Board (other than Mr. Bloom). The complaint alleges, among other things, that certain defendants breached their fiduciary duties in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement by failing to obtain fair consideration for CKx’s stockholders and approving terms in the Merger Agreement that are allegedly unfair to public stockholders. The complaint further alleges that Parent, Merger Sub, Apollo Global Management, LLC, Offeror and Mr. Sillerman aided and abetted those alleged breaches of duty. The complaint seeks, among other things, certification that the action is properly maintainable as a class action and certifying the plaintiff as class representative, an order enjoining the proposed transaction unless and until CKx adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for stockholders, rescission of the transaction with Parent and Merger Sub if it is consummated, declaration that the amendment to CKx’s bylaws (as described in Section I.17 (“The Merger Agreement and Certain Other Agreements”)) is null and void, an accounting by the defendants to plaintiff for all damages allegedly caused by them and an award of plaintiff’s costs and disbursement, including reasonable attorneys’ fees and expenses.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibits (a)(5)(D), (a)(5)(E) and (a)(5)(F) of the Schedule 14D-9 which are incorporated herein by reference.

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2011

COLONEL HOLDINGS, INC.

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

COLONEL UK HOLDINGS LIMITED

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

COLONEL OFFEROR SUB, LLC

By:	Colonel UK Holdings Limited,
its Sole Member

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

COLONEL MERGER SUB, INC.

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2011

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC, its General
Partner

By:	/s/ Aaron Stone
Name: Aaron Stone
Title: Vice President